Exhibit 99.1

Changyou Reports Fourth Quarter 2017 and Fiscal Year 2017 Unaudited Financial Results

Beijing, China, January 29, 2018– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•	Total revenue was US$144 million, representing an increase of 11% year-over-year and a decrease of 13% quarter-over-quarter, slightly below the Company’s guidance.

•	Online game revenue was US$109 million, representing an increase of 15% year-over-year and a decrease of 17% quarter-over-quarter, slightly below the Company’s guidance.

•	GAAP net income attributable to Changyou.com Limited was US$34 million, in line with the Company’s guidance. This compares with net income of US$41 million in the fourth quarter of 2016 and a net loss of US$7 million in the third quarter of 2017.

•	Non-GAAP[1] net income attributable to Changyou.com Limited was US$34 million, slightly below the Company’s guidance. This compares with net income of US$40 million in the fourth quarter of 2016 and a net loss of US$5 million in the third quarter of 2017.

Fiscal Year 2017 Highlights

•	Total revenue was US$580 million, compared with US$525 million in 2016.

•	Online game revenue was US$450 million, compared with US$396 million in 2016.

•	GAAP net income attributable to Changyou.com Limited was US$109 million, compared with US$145 million in 2016.

•	Non-GAAP net income attributable to Changyou.com Limited was US$126 million, compared with US$153 million in 2016.

Mr. Dewen Chen, CEO, commented, “After two years of continued experimentation, development and adjustments, our strategy of ‘Top games, Big IP and Mass marketing’ began to bear fruit in 2017. In May we launched Legacy TLBB Mobile, which set a new record for MMORPG games in its first month in terms of monthly gross billings. In 2018, we will remain focused on game quality and further invest in visual graphics, technologies and talent development. While we continue to focus on MMORPG development, we also aim to improve our R&D and product innovation capabilities in advanced casual and SLG games.”

Mr. Qing Wei, Chief Games Development Officer added, “Since the launch of Legacy TLBB mobile, we have issued several new expansion packs, offering users brand new content each time to maintain engagement. At the same time, we have adjusted our payment structure to suit different types of users within the game, and further enhanced social functionality to improve user experience.”

[1]	Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Mr. Yaobin Wang, CFO of Changyou added, “Total revenue and non-GAAP net income for the fourth quarter of 2017 were both slightly lower than our expectations, This was mainly because Legacy TLBB Mobile underperformed slightly in the fourth quarter and we experienced a small delay in the launch of our new mobile game ‘Dao Jian Dou Shen Zhuan’. For the first quarter of 2018, we expect a seasonal downturn for TLBB PC game due to the Chinese New Year holidays. We also expect revenue from Legacy TLBB Mobile to decline, but at a slower rate than occurred during the fourth quarter of 2017.”

Fourth Quarter 2017 Operational Results

•	Total average monthly active accounts[2] of the Company’s PC games were 2.4 million, representing a decrease of 4% year-over-year and an increase of 4% quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including TLBB PC, which was partially offset by the launch of the new PC game “Man Huang Sou Shen Ji” in the fourth quarter of 2017.

•	Total average monthly active accounts of the Company’s mobile games were 3.1 million, representing an increase of 94% year-over-year and a decrease of 40% quarter-over-quarter. The year-over-year increase was largely due to Legacy TLBB Mobile, which was launched in the second quarter of 2017. The quarter-over-quarter decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

•	Total quarterly aggregate active paying accounts[3] of the Company’s PC games were 0.8 million, representing a decrease of 20% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 1.2 million, representing an increase of 200% year-over-year and a decrease of 14% quarter-over-quarter. The year-over-year increase was largely due to Legacy TLBB Mobile, which was launched in the second quarter of 2017. The quarter-over-quarter decrease for the Company’s mobile games reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

Fourth Quarter 2017 Unaudited Financial Results

Revenue

Total revenue was US$144 million, representing an increase of 11% year-over-year and a decrease of 13% quarter-over-quarter.

Online game revenue was US$109 million, representing an increase of 15% year-over-year and a decrease of 17% quarter-over-quarter. The year-over-year increase was due to the revenue contribution of Legacy TLBB Mobile, which was launched in the second quarter of 2017. The quarter-over-quarter decrease was due to the natural decline in revenue of the Company’s older games, including Legacy TLBB Mobile.

Online advertising revenue was US$6 million, representing a decrease of 26% year-over-year and an increase of 1% quarter-over-quarter. The year-over-year decrease was mainly due to fewer PC games being launched in China and our new mobile initiatives being at an early stage.

Cinema advertising revenue was US$25 million, representing an increase of 25% year-over-year and 6% quarter-over-quarter. The year-over-year increase reflected strong growth of China’s movie and cinema industry in general, as well as increased customer orders that resulted from the Company’s having increased advertising resources. The quarter-over-quarter increase was due to an increase in publicity in the fourth quarter of 2017.

[2]	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
[3]	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Internet value-added services (“IVAS”) revenue was US$3 million, representing a decrease of 46% year-over-year and an increase of 11% quarter-over-quarter. The year-over-year decrease and the quarter-over-quarter increase reflect changes in revenue from PC internet products.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$99 million, representing an increase of 10% year-over-year and a decrease of 19% quarter-over-quarter. GAAP and non-GAAP gross margin were both 68%, compared with 69% in the fourth quarter of 2016, and 73% in the third quarter of 2017.

GAAP and non-GAAP gross profit of the online games business were both US$92 million, representing an increase of 24% year-over-year and a decrease of 20% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 84%, compared with 78% in the fourth quarter of 2016 and 87% in the third quarter of 2017. The year-over-year increase in gross margin was due to Legacy TLBB Mobile, which was launched in the second quarter of 2017 and has a high gross margin, as revenue is recognized on a net basis after revenue-sharing with the third-party licensee operator.

GAAP and non-GAAP gross profit of the online advertising business were both US$4 million, representing a decrease of 19% year-over-year and an increase of 1% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 73%, compared with 66% in the fourth quarter of 2016 and 73% in the third quarter of 2017. The year-over-year increase in gross margin was mainly due to a decrease in salary and benefits expense as a result of a reduction in workforce.

GAAP and non-GAAP gross profit of the cinema advertising business were both US$1 million, compared with gross profit of US$7 million in the fourth quarter of 2016 and gross profit of US$1 million in the third quarter of 2017. GAAP and non-GAAP gross margin of the cinema advertising business were both 4%, compared with 34% in the fourth quarter of 2016 and 6% in the third quarter of 2017. The year-over-year decrease in gross margin was mainly due to an increase in costs related to acquisition of more advertising resources in 2017.

GAAP and non-GAAP gross profit of the IVAS business were both US$1 million, compared with gross profit of US$3 million in the fourth quarter of 2016 and gross profit of US$1 million in the third quarter of 2017.

Operating expense

Total operating expense was US$63 million, representing an increase of 23% year-over-year and a decrease of 58% quarter-over-quarter.

Product development expense was US$33 million, representing an increase of 8% year-over-year and a decrease of 8% quarter-over-quarter. The year-over-year increase and quarter-over-quarter decrease reflect changes in expenses associated with the development of Legacy TLBB Mobile.

Sales and marketing expense was US$20 million, representing an increase of 66% year-over-year and 14% quarter-over-quarter. The year-over-year and quarter-over-quarter increases reflect increases in marketing and promotional spending for new games launched during the quarter.

General and administrative expense was US$11 million, representing an increase of 14% year-over-year and a decrease of 6% quarter-over-quarter. The year-over-year increase was mainly due to an increase in salary and benefits expense as a result of an increase in bonus expense. The quarter-over-quarter decrease was mainly due to a decrease in share-based compensation expense resulting from changes in the market price for the Company’s ADSs in the fourth quarter of 2017 compared with the third quarter of 2017.

Operating profit/ (loss)

Operating profit was US$35 million, compared with operating profit of US$38 million in the fourth quarter of 2016 and an operating loss of US$30 million in the third quarter of 2017.

Non-GAAP operating profit was US$35 million, compared with non-GAAP operating profit of US$37 million in the fourth quarter of 2016 and a non-GAAP operating loss of US$28 million in the third quarter of 2017.

The quarter-over-quarter change in operating profit was mainly due to impairment charges related to the MoboTap business that were recognized during the third quarter of 2017.

Other Income, net

Other income was US$4 million, compared with US$5 million in the fourth quarter of 2016 and US$1 million in the third quarter of 2017.

Income tax expense

Income tax expense was US$11 million, compared with income tax expense of US$9 million in the fourth quarter of 2016 and income tax expense of US$11 million in the third quarter of 2017.

Net income/ (loss)

Net income was US$34 million, compared with net income of US$42 million in the fourth quarter of 2016 and a net loss of US$34 million in the third quarter of 2017.

Non-GAAP net income was US$34 million, compared with net income of US$41 million in the fourth quarter of 2016 and a net loss of US$32 million in the third quarter of 2017.

Net income/ (loss) attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.1 million. This compares with GAAP and non-GAAP net income of US$0.9 million in the fourth quarter of 2016, and GAAP and a non-GAAP net loss of US$27 million in the third quarter of 2017. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser. The quarter-over-quarter change was mainly due to impairment charges related to the MoboTap business that were recognized during the third quarter of 2017.

Net income/ (loss) attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$34 million, compared with net income of US$41 million in the fourth quarter of 2016 and a net loss of US$7 million in the third quarter of 2017. Fully-diluted net income attributable to Changyou.com Limited per ADS4 was US$0.64, compared with net income of US$0.77 in the fourth quarter of 2016 and a net loss of US$0.13 in the third quarter of 2017.

Non-GAAP net income attributable to Changyou.com Limited was US$34 million, compared with net income of US$40 million in the fourth quarter of 2016 and a net loss of US$5 million in the third quarter of 2017. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.64, compared with net income of US$0.75 in the fourth quarter of 2016 and a net loss of US$0.09 in the third quarter of 2017.

[4]	Each ADS represents two Class A ordinary shares.

Liquidity

As of December 31, 2017, Changyou had cash and cash equivalents and short-term investments of US$978 million, compared with US$831 million as of December 31, 2016.

Operating cash flow for the fourth quarter of 2017 was a net inflow of US$78 million.

Fiscal Year 2017 Unaudited Financial Results

Revenue

Total revenue in 2017 was US$580 million, representing an increase of 10% year-over-year.

Online game revenue increased 14% year-over-year to US$450 million. The year-over-year increase was mainly due to the revenue contribution of Legacy TLBB Mobile, which was launched in the second quarter of 2017.

Online advertising revenue decreased 36% year-over-year to US$25 million. The year-over-year decrease was mainly due to fewer Web games and PC games being marketed on the 17173 Website.

Cinema advertising revenue increased 33% year-over-year to US$91 million. The year-over-year increase reflected strong growth of China’s movie and cinema industry in general, as well as increased customer orders that resulted from the Company’s having increased advertising resources.

IVAS revenue decreased 35% year-over-year to US$14 million. The decrease was largely due to lower revenue from PC internet products.

Gross profit

GAAP and non-GAAP gross profit were both US$416 million, representing an increase of 16% year-over-year. GAAP and non-GAAP gross margin were both 72%, compared with 68% in 2016.

GAAP and non-GAAP gross profit of the online games business were both US$387 million, representing an increase of 29% year-over-year. GAAP and non-GAAP gross margin of the online games business were both 86%, compared with 76% in 2016. The increase in gross margin was due to Legacy TLBB Mobile, which was launched in the second quarter of 2017 and has a high gross margin as revenue is recognized on a net basis after revenue-sharing with the third-party licensee operator.

GAAP and non-GAAP gross profit of the online advertising business were both US$18 million, representing a decrease of 37% year-over-year. GAAP and non-GAAP gross margin of the online advertising business were both 73%, compared with 74% in 2016.

GAAP and non-GAAP gross profit of the cinema advertising business were both US$6 million, representing a decrease of 71% year-over-year. GAAP and non-GAAP gross margin of the cinema advertising business were both 7%, compared with 33% in 2016. The decrease in gross margin was mainly due to an increase in costs related to acquisition of more advertising resources.

GAAP and non-GAAP gross profit of IVAS were both US$5 million, compared with a gross profit of US$8 million in 2016.

Operating expenses

Total operating expenses were US$326 million, representing an increase of 43% year-over-year.

Product development expenses were US$131 million, representing an increase of 8% year-over-year. The increase was mainly due to an increase in expenses associated with the development of Legacy TLBB Mobile.

Sales and marketing expenses were US$61 million, representing an increase of 8% year-over-year. The increase was due to an increase in sales and marketing expense for the online game and cinema advertising business in 2017.

General and administrative expenses were US$47 million, representing a decrease of 7% year-over-year. The decrease was due to a decrease in salary and benefit expenses as a result of reduction in workforce in 2017, which was partially offset by an increase in share-based compensation expense resulting from increase in the market prices for the Company’s ADSs in 2017.

Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business was US$87 million. The impairments were mainly related to the MoboTap business, which was acquired in 2014. In the third quarter of 2015, the Company recognized an impairment charge related to the MoboTap business due to a change in the Company’s strategic direction. Since then, MoboTap has focused on the development and operation of card and board games, which have been MoboTap’s main source of revenue. Due to reinforced restrictions the Chinese regulatory authorities imposed on card and board games, some of the Company’s key distribution partners informed the Company that they had decided to stop the distribution and promotion of card and board games in the third quarter of 2017. As a result, the Company determined that it was unlikely that MoboTap would gain users and grow its revenue in China, and accordingly further impairment charges of US$87 million were recognized to reflect the fair value of the MoboTap business in the third quarter of 2017.

Operating profit

Operating profit was US$90 million, compared with an operating profit of US$131 million in 2016.

Non-GAAP operating profit was US$108 million, compared with an operating profit of US$139 million in 2016.

The year-over-year change in operating profit was mainly due to impairment charges related to the MoboTap business that were recognized during the third quarter of 2017.

Other Income, net

Other income was US$9 million, compared with US$16 million in 2016.

Income tax expense

Income tax expense was US$41 million in 2017, compared with US$22 million in 2016.

Net income

Net income was US$82 million, compared with net income of US$147 million in 2016.

Non-GAAP income was US$99 million, compared with non-GAAP net income of US$155 million in 2016.

Net income/ (loss) attributable to non-controlling interests

Both GAAP and non-GAAP net loss attributable to non-controlling interests were US$27 million, compared with net income of US$2 million in 2016. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser. The year-over-year change was mainly due to impairment charges related to the MoboTap business that were recognized during the third quarter of 2017.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$109 million, compared with US$145 million in 2016. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$2.04, compared with US$2.72 in 2016.

Non-GAAP net income attributable to Changyou.com Limited was US$126 million, compared with US$153 million in 2016. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$2.36, compared with US$2.85 in 2016.

Business Outlook

For the first quarter of 2018, Changyou expects:

•	Total revenue to be between US$120 million and US$130 million, including online game revenue of US$90 million to US$100 million;

•	Non-GAAP net income attributable to Chanyou.com Limited to be between US$25 million and US$30 million, and non-GAAP income per fully-diluted ADS to be between US$0.47 and US$0.56. Share based compensation to be around US$2 million, assuming no new grants of share-based awards and that the market price of Changyou’s ADSs is unchanged. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com to be between US$23 million and US$28 million, and GAAP income per fully-diluted ADS to be between US$0.43 and US$0.52.

For the first quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB6.60 = US$1.00, as compared with the actual exchange rate of approximately RMB6.88 = US$1.00 for the first quarter 2017, and RMB6.61=US$1.00 for the fourth quarter 2017.

Loan Agreement and Share Pledge Agreement with Sohu.com Inc. (“Sohu”)

On October 24, 2016, Changyou entered into a loan agreement with a PRC subsidiary of Sohu, Changyou’s parent company, pursuant to which the PRC subsidiary is entitled to borrow up to RMB1 billion (or approximately US$148.64 million) from a PRC subsidiary of Changyou from time to time, with the first advance request to occur prior to December 31, 2016 and Sohu’s right to request advances continuing for one year after the first advance, subject to extension for an additional year with Changyou’s consent. Principal amounts outstanding under the loan agreement bear interest at an annual rate of 6%, accruing and payable on each one-year anniversary of each advance. The outstanding principal of each advance is due one year from the date of the advance, subject to extension for an additional year with Changyou’s consent. Advances under the loan agreement are secured by a pledge to Changyou under a share pledge agreement of an agreed-upon number of Class B ordinary shares of Changyou held by Sohu. The share pledge agreement gives Changyou the right to apply the outstanding principal and accrued interest on the loan to the repurchase of Changyou Class B ordinary shares from Sohu in the event such principal and interest are not paid when due. Sohu has used amounts drawn down under the loan agreement to finance Sohu’s operations, excluding the operations of Changyou and of Sohu’s subsidiary Sogou.

As of December 31, 2017, Sohu had borrowed from Changyou the full RMB1 billion available under the loan agreement. Changyou has agreed to extend the agreement by another year, and all other conditions related to the borrowing are unchanged.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 27, 2017, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, January 29, 2018 (7:30 p.m. Beijing/Hong Kong, January 29, 2018).

The dial-in details for the live conference call are:

US:	1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 09: 30 a.m. Eastern Time on January 29, 2018 through February 5, 2018. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	3671479

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Changyou.com Limited

Investor Relations Department

Tel:          +86 (10) 6192-0800

E-mail:     ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Revenue:
Online game	$109,383	$132,427	$95,400	$449,533	$395,708
Online advertising	6,131	6,068	8,332	25,129	39,409
Cinema advertising	25,492	23,967	20,371	91,419	68,542
IVAS	3,452	3,110	6,420	14,180	21,726

Total revenue	144,458	165,572	130,523	580,261	525,385
Cost of revenue:
Online game(includes share-based compensation expense of $1, $4, $(5), $73 and $31 respectively)	17,097	17,560	20,936	62,774	96,171
Online advertising	1,674	1,661	2,799	6,660	10,104
Cinema advertising	24,509	22,605	13,452	84,944	45,959
IVAS	2,407	2,139	3,792	9,408	13,576

Total cost of revenue	45,687	43,965	40,979	163,786	165,810
Gross profit	98,771	121,607	89,544	416,475	359,575
Operating expenses:
Product development (includes share-based compensation expense of $69, $590, $(437), $6,163 and $2,881, respectively)	33,027	35,871	30,516	131,032	121,619
Sales and marketing (includes share-based compensation expense of $29, $63, $(61), $1,212 and$572 respectively)	19,949	17,530	11,989	60,917	56,543
General and administrative (includes share-based compensation expense of $71, $1,551, $(435), $9,945 and $4,918 respectively)	10,520	11,142	9,222	47,163	50,560
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business[5]	—	86,882	—	86,882	—

Total operating expenses	63,496	151,425	51,727	325,994	228,722

Operating profit/ (loss)	35,275	(29,818)	37,817	90,481	130,853
Interest income, net	7,687	7,811	5,217	27,947	17,169
Foreign currency exchange gain/ (loss)	(1,312)	(1,584)	2,747	(5,196)	5,108
Other income, net	3,940	581	5,463	9,374	15,523

Income/ (loss) before income tax expense	45,590	(23,010)	51,244	122,606	168,653
Income tax expense	11,489	10,793	9,356	40,767	21,583

Net income/ (loss)	34,101	(33,803)	41,888	81,839	147,070
Less: Net income/(loss) attributable to non-controlling interests	(105)	(27,029)	869	(26,995)	2,123

Net income/ (loss) attributable to Changyou.com Limited	$34,206	$(6,774)	$41,019	$108,834	$144,947

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$0.65	$(0.13)	$0.78	$2.07	$2.78

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	52,709	52,682	52,331	52,594	52,280

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.64	$(0.13)	$0.77	$2.04	$2.72

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,544	52,682	53,346	53,285	53,139

[5]	The impairments were mainly related to the MoboTap business, which was acquired in 2014. In the third quarter of 2015, the Company recognized an impairment charge related to the MoboTap business due to a change in the Company’s strategic direction. Since then, MoboTap has focused on the development and operation of card and board games, which have been MoboTap’s main source of revenue. Due to reinforced restrictions the Chinese regulatory authorities imposed on card and board games, some of the Company’s key distribution partners informed the Company that they had decided to stop the distribution and promotion of card and board games in the third quarter of 2017. As a result, the Company determined that it was unlikely that MoboTap would gain users and grow its revenue in China, and accordingly further impairment charges of US$87 million were recognized to reflect the fair value of the MoboTap business. The impairment charges attributable to the Changyou.com Limited were US$60 million, and the impairment charges attributable to non-controlling interests were US$27 million.

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2017	As of Dec. 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$573,159	$597,188
Accounts receivable, net	91,636	47,150
Short-term investments	404,584	233,491
Prepaid and other current assets	528,085	484,995
Assets held for sale[6]	—	103,079

Total current assets	1,597,464	1,465,903

Non-current assets:
Fixed assets, net	189,947	189,770
Goodwill[6]	27,504	26,502
Intangible assets, net	8,460	12,335
Deferred tax assets	10,100	7,952
Other assets, net	88,548	5,575

Total non-current assets	324,559	242,134

TOTAL ASSETS	$1,922,023	$1,708,037

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$42,917	$43,541
Accounts payable and accrued liabilities	494,934	460,674
Tax payables	19,468	8,381
Liabilities held for sale[6]	—	3,902

Total current Liabilities	557,319	516,498

Long-term liabilities:
Deferred tax liabilities	34,443	29,336
Long-term tax payable	14,114	13,295
Other long-term liabilities	790	744

Total long-term liabilities	49,347	43,375

Total liabilities	606,666	559,873
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,312,005	1,117,767
Non-controlling interests	3,352	30,397

Total shareholders’ equity	1,315,357	1,148,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,922,023	$1,708,037

[6]	In the third quarter of 2016, the Company’s management had an intention to divest the Company’s interest in MoboTap. Therefore, the assets and liabilities of MoboTap were recognized as assets-held-for-sale and liabilities-held-for-sale, respectively, in the Company’s financial statements for the third and fourth quarters of 2016. In the first quarter of 2017, due to the suspension of negotiations with the potential buyers of MoboTap, the Company’s management determined that the disposal was unlikely to be completed within one year. As a result, the assets-held-for-sale and liabilities-held-for-sale related to MoboTap have been reclassified as assets and liabilities in the Company’s balance sheet since March 31, 2017. In the third quarter of 2017, the Company recognized impairment charges related to the MoboTap business.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$92,286	1	92,287
Online advertising gross profit	4,457	—	4,457
Cinema advertising gross profit	983	—	983
IVAS gross profit	1,045	—	1,045

Gross profit	$98,771	1	98,772

Gross margin	68%		68%
Operating expense	63,496	(169)	63,327

Operating profit	$35,275	170	35,445

Operating margin	24%		25%

Income tax expense	11,489		11,489
Net income	$34,101	170	34,271

Less: Net loss attributable to non-controlling interests	(105)	3	(102)

Net income attributable to Changyou.com Limited	$34,206	167	34,373

Net margin attributable to Changyou.com Limited	24%		24%

Diluted net income attributable to Changyou.com Limited per ADS	$0.64		0.64

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,544		53,701

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$114,867	4	114,871
Online advertising gross profit	4,407	—	4,407
Cinema advertising gross profit	1,362	—	1,362
IVAS gross profit	971	—	971

Gross profit	$121,607	4	121,611

Gross margin	73%		73%
Operating expense	151,425	(2,204)	149,221

Operating loss	$(29,818)	2,208	(27,610)

Operating margin	(18%)		(17%)

Income tax expense	10,793	—	10,793
Net loss	$(33,803)	2,208	(31,595)

Less: Net loss attributable to non-controlling interests	(27,029)	3	(27,026)

Net loss attributable to Changyou.com Limited	$(6,774)	2,205	(4,569)

Net margin attributable to Changyou.com Limited	(4%)		(3%)

Diluted net loss attributable to Changyou.com Limited per ADS	$(0.13)		(0.09)

ADSs used in computing diluted net loss attributable to Changyou.com Limited per ADS	52,682		52,682

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$74,464	(5)	74,459
Online advertising gross profit	5,533	—	5,533
Cinema advertising gross profit	6,919	—	6,919
IVAS gross profit	2,628	—	2,628

Gross profit	$89,544	(5)	89,539

Gross margin	69%		69%
Operating expenses	51,727	933	52,660

Operating profit	$37,817	(938)	36,879

Operating margin	29%		28%

Income tax expense	9,356	—	9,356
Net income	$41,888	(938)	40,950

Less: Net income attributable to non-controlling interests	869	8	877

Net income attributable to Changyou.com Limited	$41,019	(946)	40,073

Net margin attributable to Changyou.com Limited	31%		31%

Diluted net income attributable to Changyou.com Limited per ADS	$0.77		0.75

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,346		53,785

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$386,759	73	386,832
Online advertising gross profit	18,469	—	18,469
Cinema advertising gross profit	6,475	—	6,475
IVAS gross profit	4,772	—	4,772

Gross profit	$416,475	73	416,548

Gross margin	72%		72%

Operating expenses	325,994	(17,320)	308,674

Operating profit	$90,481	17,393	107,874

Operating margin	16%		19%

Income tax expense	40,767	—	40,767
Net income	$81,839	17,393	99,232

Less: Net loss attributable to non-controlling interests	(26,995)	12	(26,983)

Net income attributable to Changyou.com Limited	$108,834	17,381	126,215

Net margin attributable to Changyou.com Limited	19%		22%

Diluted net income per ADS attributable to Changyou.com Limited	$2.04		2.36

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,285		53,476

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$299,537	31	299,568
Online advertising gross profit	29,305	—	29,305
Cinema advertising gross profit	22,583	—	22,583
IVAS gross profit	8,150	—	8,150

Gross profit	$359,575	31	359,606

Gross margin	68%		68%

Operating expenses	228,722	(8,371)	220,351

Operating profit	$130,853	8,402	139,255

Operating margin	25%		27%

Income tax expense	21,583	—	21,583
Net income	$147,070	8,402	155,472

Less: Net income attributable to non-controlling interests	2,123	33	2,156

Net income attributable to Changyou.com Limited	$144,947	8,369	153,316

Net margin attributable to Changyou.com Limited	28%		29%

Diluted net income per ADS attributable to Changyou.com Limited	$2.72		2.85

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,139		53,803